COMMENTS RECEIVED ON SEPTEMBER 13, 2012

FROM EDWARD BARTZ

FIDELITY REVERE STREET TRUST (File No. 811-07807)

Fidelity Cash Central Fund
Fidelity Municipal Cash Central Fund
Fidelity Securities Lending Cash Central Fund
Fidelity Tax-Free Cash Central Fund

AMENDMENT NO. 31

1. Fidelity Securities Lending Cash Central Fund

"Cover" (Part A of the Registration Statement)

C: The Staff questions the significance of the words "securities lending" in the fund's name.

R: Fidelity Securities Lending Cash Central Fund was designed for use by other investment companies and accounts managed by FMR or an affiliate that wish to invest cash collateral received in securities lending transactions.

2. All funds

"Fund Summary" (Part A of the Registration Statement)

"Purchase and Sale of Shares"

"Shares of the fund are not offered to the public.

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your order is received in proper form.

The price to sell one share of the fund is its NAV. Your shares will be sold at the NAV next calculated after your order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open. Even if the NYSE is closed, the fund will be open for business on those days on which the Federal Reserve Bank of New York (New York Fed) is open, the primary trading markets for the fund's portfolio instruments are open, and the fund's management believes there is an adequate market to meet purchase and redemption requests.

Fidelity normally calculates Fidelity Cash Central Fund's NAV each business day as of 5:00 p.m. Eastern time.

The fund has no minimum investment requirement."

C: The Staff requests that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures.

R: Consistent with Item 6(b), the disclosure indicates when the fund is open for business and that shares will be sold at the NAV next calculated after an order is received in proper form. We believe this level of detail is sufficient given that each fund is offered for investment only to certain other mutual funds managed by FMR or an affiliate.

Fidelity Revere Street Trust (File No. 811-07807), Amendment No. 31

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3. Fidelity Cash Central Fund and Fidelity Securities Lending Cash Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Risks"

"FIMM will invest more than 25% of the fund's total assets in the financial services industries."

C: The Staff requests that we add a concentration risk for financial services.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Investment Details" section appropriately discloses the funds' principal investment risks and accordingly have not added disclosure. We call the Staff's attention to the following disclosure under "Principal Investment Risks" in the "Investment Details" section:

"Financial Services Exposure. Financial services companies are highly dependent on the supply of short-term financing and can be sensitive to changes in government regulation and interest rates and to economic downturns in the United States and abroad. These events can significantly affect the price of issuers' securities as well as their ability to make payments of principal or interest or otherwise meet obligations on securities or instruments for which they serve as guarantors or counterparties."

4. All funds

"Trustees and Officers" (Part B of the Registration Statement)

"Experience, Skills, Attributes, and Qualifications of the Funds' Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing each fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the funds, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Funds' Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

Fidelity Revere Street Trust (File No. 811-07807), Amendment No. 31

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5. All funds

"Trustees and Officers" (Part B of the Registration Statement)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

6. All funds

Tandy Representations (Part A and Part B of the Registration Statement)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.